UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


                            Health Express USA, Inc.
                            ------------------------
                                (Name of Issuer)


         FLORIDA                   02-0847995                  65-0847995
      --------------              -----------             -------------------
        (State of                 (Commission                (IRS Employer
      Incorporation)                File No.)             Identification No.)


                      1761 WEST HILLSBORO BLVD., SUITE 203
                         DEERFIELD BEACH, FLORIDA 33442
                    ----------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


                                  Douglas Baker
                             Chief Executive Officer
                            HEALTH EXPRESS USA, INC.
                      1761 WEST HILLSBORO BLVD., SUITE 203
                         DEERFIELD BEACH, FLORIDA 33442
                                 (954) 570-5900
                      ------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
    AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF REGISTRANT)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
         (TITLE AND CLASS OF SECURITIES REGISTERED UNDER SECTION 12(G)
                              OF THE EXCHANGE ACT)

                      WE ARE NOT ASKING YOU FOR A PROXY AND
                    YOU ARE REQUESTED NOT TO SEND US A PROXY

           YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.
        NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED
                 IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

      This notification ("Information Statement") is being mailed on or about August 31, 2005 to the holders of shares of common stock, par value $0.001 (the "Common Stock") of Health Express USA, Inc., a Florida corporation ("Health Express" or the "Company"), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder to inform the shareholders of the Company of a pending change in control pursuant to a share exchange agreement by and among the Company, CSI Business Finance, Inc., a Texas corporation ("CSI"), and the shareholders of CSI.

      You are receiving this Information Statement in connection with the designation of directors to the Board of Directors (the "Board"). The resignation of the existing directors, and the appointment of the new director, will be effective 10 days following the filing of the Information Statement with the U.S. Securities and Exchange Commission (the "SEC") and the mailing of this Information Statement on or about August 31, 2005 to all holders of record of securities of the Company who would be entitled to vote at a meeting for election of directors of the Company as of such date.

      No action is required by the shareholders of the Company in connection with the appointment of the new director to the Board. Pursuant to Section 14(f) of the Exchange Act, we are mailing this Information Statement to the Company's shareholders to announce a change in the majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

      As of the date of this Information Statement there are 49,019,983 shares of the Company's Common stock outstanding. Each share of the Common stock entitles the holder thereof to one vote on each matter which many come before a meeting of the shareholders.

CHANGE IN CONTROL OF THE REGISTRANT

      On June 17, 2005, the Company entered into a Share Exchange Agreement, (the "Share Exchange Agreement") by and among the Company, CSI and the Shareholders of CSI. Pursuant to the Share Exchange Agreement, the Shareholders exchanged with, and delivered to, the Company the issued and outstanding common stock of CSI in exchange for 100,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Health Express Series A Preferred Stock"). Each share of the Health Express Series A Preferred Stock is convertible into 19,500 shares of common stock of the Company. The Shareholders transferred and exchanged the CSI Common Stock for the Health Express Series A Preferred shares so that effectively after the conversion of the preferred stock, shares of common stock issued upon conversion of the preferred stock shall equal Ninety-Seven and One Half percent (97.5%) of the issued and outstanding shares of common stock of Health Express.

      In connection with the Share Exchange Agreement, the Company filed on August 5, 2005 a Definitive Information Statement on Schedule 14C with the SEC. The Definitive Information Statement became effective on August 25, 2005 (the "Effective Date"). On the Effective Date, and upon the consummation of the transactions under the Share Exchange Agreement, CSI will become a wholly-owned subsidiary of the Company.

      On the Effective Date, the current directors and officers of the Company tendered their resignations as directors and officers of the Company. The resignations of Messrs. Baker and D'Alonzo will become effective upon the filing and effectiveness of this Information Statement. At the Effective Date, and following the filing and delivery of this Information Statement, the incoming director (as described below) will become the sole member of the Board. As a result, the Company will have experienced a change in control.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      As of August 30, 2005, other than the persons identified below, no person owned beneficially more than five percent (5%) of the Company's common stock. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission and generally includes voting or investment power with respect to securities. There are no other classes or series of capital stock outstanding. As of August 30, 2005, the Company had 49,019,983 shares of common stock outstanding.

---------------------------------------------------------------------------------------------------------------------------
                                     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
---------------------------------------------------------------------------------------------------------------------------
                     NAME AND ADDRESS                                  AMOUNT AND NATURE                  PERCENTAGE
TITLE OF CLASS      OF BENEFICIAL OWNER                            OF BENEFICIAL OWNERSHIP(1)            OF CLASS (3)
--------------      -------------------                            --------------------------            ------------
Common            Douglas Baker                                           3,984,400(2)                       7.95%
                  5206 NW  28 St.
                  Margate, Florida 33063

Common            Marco D'Alonzo                                          3,439,500(2)                       7.02%
                  4892 N.  Citation Drive, No. 106
                  Delray Beach, Florida 33445

Common            Cornell Capital Partners                               22,100,000                         45.08%
                  101 Hudson Street, Suite 3700
                  Jersey City, NJ 07302

Common            TOTAL                                                  29,523,900                         60.22%

---------------------------------------------------------------------------------------------------------------------------
                                             SECURITY OWNERSHIP OF MANAGEMENT
---------------------------------------------------------------------------------------------------------------------------
                     NAME AND ADDRESS                                   AMOUNT AND NATURE                  PERCENTAGE
TITLE OF CLASS      OF BENEFICIAL OWNER                              OF BENEFICIAL OWNERSHIP              OF CLASS (3)
--------------      -------------------                              -----------------------              ------------
Common            Douglas Baker                                           3,984,400(2)                       7.95%
                  5206 NW  28 St.
                  Margate, Florida 33063

Common            Marco D'Alonzo                                          3,439,500(2)                       7.02%
                  4892 N.  Citation Drive, No. 106
                  Delray Beach, Florida 33445

                  ALL OFFICERS AND DIRECTORS
                  AS A GROUP (6) PERSONS                                  7,423,900                         15.14%

*     Less than 1%.

(1) Applicable percentage of ownership is based on 49,019,983 shares of common stock outstanding as of August 30, 2005 for each stockholder. Beneficial ownership is determined in accordance within the rules of the Commission and generally includes voting of investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of August 30, 2005 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such persons, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(2) Mr. D'Alonzo and Mr. Baker have options to purchase 1,716,800 and 1,840,000 shares, respectively, of common stock at an exercise price of $0.35 per share. The options are exercisable for a period of ten years from June 15, 1999 and are included in the calculation of ownership in accordance with Rule 13(d) of the Securities Act.

EXECUTIVE COMPENSATION

      The following table sets forth, for the fiscal years ended December 26, 2004 and December 28, 2003 and December 29, 2002 certain information regarding the compensation earned by Health Express' Chief Executive Officer and each of Health Express' most highly compensated executive officers whose aggregate annual salary and bonus for the years reported exceeds $100,000, (the "Named Executive Officers"), with respect to services rendered by such persons to Health Express and its subsidiaries.

                                                      SUMMARY COMPENSATION TABLE

                                     ANNUAL COMPENSATION                                     LONG-TERM COMPENSATION
                      ----------------------------------------------------     ------------------------------------------------
NAME AND PRINCIPAL                                               OTHER         RESTRICTED STOCK    UNDERLYING         OTHER
   POSITION           YEAR        SALARY       BONUS          COMPENSATION          AWARDS          OPTIONS        COMPENSATION
------------------    ----       --------      -----          ------------     ----------------    ----------      ------------
Douglas Baker,        2004       $119,300      None               None               None            None              None
CEO and               2003        $35,358      None               None               None            None              None
President             2002        $28,014      None               None               None            None              None

Marco D'Alonzo,       2004       $114,600      None               None               None            None              None
COO and               2003        $35,308      None               None               None            None              None
Secretary             2002        $28,335      None               None               None            None              None

Raymond Nevin,        2004        $97,141      None               None               None            None              None
President             2003        $79,615      None               None               None            None              None

(1) Mr. Sartori's employment agreement expired on August 31, 2002. The exercise period for the balance of 142,366 unexercised options to purchase shares of Health Express' common stock was extended to expire on August 31, 2007, unless sooner exercised in accordance with their terms.
(2) Mr. Lo Bello was employed as President of a subsidiary from May 5, 2002 through August 23, 2002.
(3)   Mr. Nevin resigned from his position as President on November 30, 2004.

Option Grants

      The Company granted a total of 500,000 stock options in 2004. Of the 500,000 options granted, 400,000 options were granted to Raymond Nevin and 100,000 were granted to Irwin Forman. These options were forfeited upon Mr. Nevin's and Mr. Forman's resignation.

                                                                   INDIVIDUAL GRANTS
                                                                      % OF TOTAL
                                           NUMBER OF SECURITIES     OPTIONS GRANTED
                                            UNDERLYING OPTIONS      TO EMPLOYEES IN      EXERCISE PRICE
NAME                YEAR OF GRANT                 GRANTED            CALENDAR YEAR         ($/Sh) (1)        EXPIRATION DATE
----                -------------          --------------------    -----------------     --------------      ---------------
Douglas Baker           1999                      2,000,000               47.62               $0.35                (2)
Marco D'Alonzo          1999                      2,000,000               47.62               $0.35                (2)
Bruno Sartori           2000                        150,000               65.22               $1.31                (3)

(1)   The exercise price is to be paid in cash.
(2) The options are exercisable in whole or in part at any time until the earlier to occur of (i) the exercise of all options;(ii) he is no longer employed by Health Express; and (iii) the expiration of ten years from the date of grant.
(3) The options, as originally issued, were exercisable in whole or in part at any time until the earlier to occur of (i) the exercise of all options:
      (ii) he is no longer employed by Health Express; and (iii) the expiration of the two years and three months from the date of the grant. The exercise period for the unexercised options was extended by the Board to expire on August 31, 2007, and the employment requirement waived.

Fiscal Year-End Option Values

      The following table sets forth information regarding each exercise of stock options and the value realized and the number and values of unexercised options held by each of the Named Executive Officers as of December 26, 2004.

                                                          NUMBER OF SECURITIES UNDERLYING           VALUE OF UNEXERCISED
                                                                UNEXERCISED OPTIONS                 IN-THE-MONEY OPTIONS
                                 SHARES                         AT DECEMBER 26, 2004                AT DECEMBER 26, 2004
                              ACQUIRED ON     VALUED      -------------------------------      ------------------------------
NAME                            EXERCISE     REALIZED     EXERCISABLE       UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
----                          -----------    --------     -----------       -------------      -----------      -------------
Douglas Baker                      --        $     --       1,840,000           -0-(1)         $   110,400           -0-

Marco D'Alonzo                     --        $     --       1,716,800           -0-(1)         $   103,008           -0-

Bruno Sartori                      --        $     --         142,366           -0-(2)         $        -0-          -0-

(1) Equal to the fair market value of securities underlying the option at the fiscal year end ($0.39) minus the exercise price ($ 0.35) payable for those securities.
(2) No value is recognized on outstanding options exercisable at 12/28/03 because the value of the underlying securities $0.39 per share of common stock is less than the exercise price for those securities ($1.31).

      As of December 26, 2004, Health Express has not entered into any Long-Term Incentive Plan Awards since inception.

Compensation Of Directors

      Health Express did not issue any shares of common stock as compensation to any director in the fiscal year 2004.

Employment Agreements

      On December 6, 2002, Health Express entered into employment agreements with Douglas Baker and Marco D'Alonzo for a one-year term expiring on December 5, 2003. Unless either party shall give to the other written notice of termination on or before October 31, 2003, the term of this Agreement shall, on December 6, 2003, be extended for a period of one year, commencing as of December 6, 2003 and expiring on December 5, 2004. The contracts automatically renewed and will now expire on December 5, 2005. The Employment Agreements with Messrs. Baker and D'Alonzo will have been terminated as of the Effective Date.

DIRECTORS,  EXECUTIVE OFFICERS,  PROMOTERS AND CONTROL PERSONS;  COMPLIANCE WITH
SECTION 16(a) OF THE EXCHANGE ACT

      As of August 30, 2005, the directors and executive officers of Health Express, their age, positions in Health Express, the dates of their initial election or appointment as directors or executive officers, and the expiration of the terms are as follows:

NAME OF DIRECTOR/
EXECUTIVE OFFICER         AGE        POSITION                               PERIOD SERVED
-----------------         ---        --------                               -------------
Douglas Baker             42         Director, Chief Executive Officer      July 2, 1998 to date
                                     and Principal Accounting Officer
Marco D'Alonzo            39         Director, Secretary and                July 2, 1998 to date
                                     Chief Operating Officer

      There are no family relationships between or among the directors, executive officers or any other person. None of Health Express' directors or executive officers is a director of any company that files reports with the SEC. None of Health Express' current directors have been involved in legal proceedings.

      Health Express' directors are elected at the annual meeting of stockholders and hold office until their successors are elected. Health Express' officers are appointed by the Board of Directors and serve at the pleasure of the Board and are subject to employment agreements, if any, approved and ratified by the Board. Pursuant to the Share Exchange Agreement, the current directors have tendered their resignations on the Effective Date, provided that the resignations will become effective upon the effectiveness of this
Information Statement. On the Effective Date, the existing directors have appointed one director to the Board.

INCOMING DIRECTORS AND EXECUTIVE OFFICERS

      As described above, in connection with the Share Exchange Agreement, Messrs. Baker and D'Alonzo have tendered their resignations as executive officers and directors of the Company as of the Effective Date.

      The following information related to the Incoming Director who will be become a director and officer upon the Effective Date and the filing and delivery of this Information Statement:

INCOMING DIRECTORS AND
      OFFICERS                 AGE                       POSITION
----------------------         ---                       --------
Timothy J. Connoly             52           Chief Executive Officer and Director

      The Incoming Director shall serve a term of office which shall continue until the next annual meeting of the shareholders and until his successor has been duly elected and qualified. Officers of the Company shall serve at the pleasure of the Board of Directors.

Timonthy J. Connolly
Age: 52
Director - Chief Executive Officer

Timothy J. Connolly has been actively engaged in the development of companies for over twenty (20) years. Mr. Connolly has been the Chairman, President or CEO of numerous private and public companies. Since 1994, Mr. Connolly has served as Vice Chairman of the Board of Directors and Chief Executive Officer of Corporate Strategies, Inc. Mr. Connolly has served as the Chairman and Sole Director of both Aim American Mortgage, Inc., a position which he held from February 2003. Mr. Connolly has been the Chairman and Sole Director of CSI Business Finance, Inc. since October 2004. He is also an elected official, serving as the President and Chairman of the Board of Weston Municipal Utility District from 1983 to present. Mr. Connolly has been a principal or consultant in transactions over the last twenty (20) years that total in excess of $500 million. He is particularly skilled in the areas of short and long term strategic planning, capital formation, mergers and acquisitions, marketing, sales strategy and crisis resolution. Mr. Connolly is also a nationally syndicated business journalist on both Business Talk Radio Network and Cable Radio Network.

Board Meetings And Committees

      During the fiscal year ended December 26, 2004, the Board of Directors of the Company met on at least 3 occasions. All the members of the Board of Directors attended the meetings.

      The Board of Directors does not currently have an Audit Committee to review the internal accounting procedures of the Company and to consult with and review the services provided by the Company's independent accountants. To date the Company has engaged the services of an independent financial expert to perform these duties.

      The Board of Directors does not currently have a Compensation Committee.

      There are no other committees of the Boards of Directors.

Section 16(a) Beneficial Ownership

      Reporting Compliance

      Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder require Health Express' officers and directors, and persons who beneficially own more than ten percent of a registered class of Health Express' equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and to furnish Health Express with copies.

      Based on its reviews of the copies of the Section 16(a) forms received by it, or written representations from certain reporting persons, Health Express believes that, during the last fiscal year, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten-percent beneficial owners were complied with and filed timely.

      Code of Ethics

      On March 26, 2004, the Board of Directors of the Company adopted a written Code of Ethics designed to deter wrongdoing and promote honest and ethical conduct, full, fair and accurate disclosure, compliance with laws, prompt internal reporting and accountability to adherence to the Code of Ethics.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

      During the past two (2) years, Health Express has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of Health Express' Common Stock, except as disclosed in the following paragraphs.

      Health Express received $155,750 in 2003 and $66,660 in 2002 of financing from three directors of Health Express, Mr. Baker, Mr. D'Alonzo, and Ms. Susan Greenfield (who resigned as a director August 2004). The notes payable, at an interest at 5.5% per annum, have been renegotiated to be payable on December 31, 2004.

      The Company received $70,000 in financing from an entity related to Mr. Sartori on May 20, 2002. The note was payable on September 20, 2002 and included interest at 5.5% per annum. On November 8, 2002, the $50,000 note payable, after repayment of $20,000 principal, was extended through March 31, 2003 at an interest rate of 7% per annum and the issuance of 5,000 shares of the Company's restricted common stock to the note holder. The shares issued were valued at $1,750, and this amount was recorded as interest expense. The $50,000 note payable was extended through July 31, 2003 at an interest rate of 7% per annum and the issuance of 10,000 shares of the Company's restricted common stock to the note holder. The shares issued were valued at $3,500 and were recorded as interest expense in the financial statements. On August 4, 2003, the $50,000 note payable was paid in full.

      On December 6, 2002, Health Express entered into employment agreements with Douglas Baker and Marco D'Alonzo for a one-year term expiring on December 5, 2003, renewable for a second year. The employment agreements were extended for a period of one year, commencing as of December 6, 2003 to December 5, 2004. On December 5, 2004 the employment agreements were extended for another year until December 5, 2005. Pursuant to the Share Exchange Agreement, the employment agreements were terminated as of the Effective Date, as described elsewhere in this Information Statement.

      On February 3, 2003, Health Express hired Raymond Nevin to be the new president of Health Express and entered into a five-year employment agreement with him. His initial salary was $90,000 per year.

      On February 20, 2003, Health Express sold its first franchise to one of Health Express' directors, Susan Greenfield. The terms of this franchise agreement are based on the standard franchise agreement with no special consideration.

      On October 7, 2003, Health Express sold its second franchise to the same director of Health Express, Susan Greenfield. The terms of this franchise agreement are based on the standard franchise agreement with no special consideration. The franchise fee paid was $30,000 with an additional $5,000 advertising fee.

      During the year ended December 26, 2004, Health Express issued 112,000 shares of common stock to employees having a fair value of $23,196 based on the quoted trading price on each grant date.

      On May 28, 2004, an aggregate of 500,000 common stock options having a fair value of $53,840 and an exercise price of $0.55 were granted to Irwin Forman and Raymond Nevin. These options were subsequently forfeited upon the resignation of Mr. Forman and Mr. Nevin.

      At December 26, 2004, Health Express had accrued $179,660 in related party notes payable to Susan Greenfield. The related accrued interest was $20,925. Each of the notes had an annual interest at 5.5%, was unsecured, and was due on December 31, 2004. The Company paid $8,000 in principal payments on December 26, 2004. Health Express and Susan Greenfiled entered into a settlement agreement on June 15, 2005 whereby the parties terminated the promissory note issued to Greenfield the amount of $171,660 and Health Express transferred its 100% ownership interest in Health Franchise to Greenfield.

      At December 26, 2004, Health Express owed an aggregate $203,762 in accrued compensation to Douglas Baker and Marco D'Alonzo. The compensation earned is pursuant to the terms of their employment agreements.

      During the year ended December 28, 2003, the Company sold 142,858 shares of common stock to Susan Greenfield, who at the time was a director of the Company. The shares had a price of $0.35 per share and a total cash value of $50,000.

      Health Express did not give anything of value to, or receive anything of value from, any promoter during fiscal year 2004 or 2003.

LEGAL PROCEEDINGS

      On December 8, 2004 a lawsuit was filed against the Company in the Circuit Court of the 15th Judicial Court of Palm Beach County. The Plaintiff, Lester M. Entin Associates, is the landlord of the property in which the Company's Boca Raton restaurant was located. The Plaintiff claims that the Company has defaulted on its lease with the Plaintiff. The Plaintiff is seeking $221,304 in damages. The litigation is on going.

                                   SIGNATURES

      Pursuant to the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: August 30, 2005                     HEALTH EXPRESS USA, INC.


                                          By: /s/ Douglas Baker
                                              ----------------------------------
                                          Print Name: Douglas Baker
                                          Title:      Chief Executive Officer